FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                          FORM 4 Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)



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1. Name and Address of Reporting Person*/    2. Issuer Name and                   /      5. Relationship of Reporting
                                        /    Ticker or Trading Symbol             /         Person(s) to Issuer
                                        /                                         /         (Check all applicable)
                                        /                                         /          -X-  Director      ---    10% Owner
(Last)        (First)    (Middle)       /    DIGITAL POWER CORPORATION            /          ---  Officer       ---    Other
SCHOFIELD,     CHRIS                    /          (AMEX:DPW)                     /          (give title below) (specify below)
----------------------------------------/-----------------------------------------/-------------------------------------------------
                                        /                                         /
                                        / 3. Statement   4. If Amendment, Date    /       6.  Individual or Joint/Group Filing
                                        / for Month/Year  of Original(Month/Year) /                 (Check Applicable Line)
                                        /                                         /            X  Form filed by one Reporting Person
                                        /     02/2001          ----               /               Form filed by More than One
                                        /                                         /                Reporting Person
----------------------------------------/                                         /
                                        /                                         /
                                        /                                         /
                                        /                                         /
14 Sinnels Field Shipton-under-Wychwood /                                         /
--------------------------------------- /                                         /
(Street)                                /                                         /
--------------------------------------- /                                         /
                                        /                                         /
Chipping Norton Oxfordshire  OX 7       /                                         /
     6EJ           ENGLAND              /                                         /
--------------------------------------- /                                         /
(City)                (State)   (Zip)   /                                         /
                                        /                                         /
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          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
                               BENEFICIALLY OWNED



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1. Title / 2. Transaction / 3. Transaction /  4. Securities Acquired (A)       /   5. Amount of      /              /              /
    of   /   Date         /      Code      /  or Disposed (D)(Instr.3,4,and 5) /   Securities        / 6. Ownership /  7.Nature of /
Security /  (Mo/Day/Yr)   /   (Instr. 8)   /                                   /  Beneficially Owned /  Form: Direct/    Indirect  /
(Inst.3) /                / ---------------------------------------------------/   at End of Month   /    (D) or    /   Beneficial /
         /                /  Code /  V     /  Amount  /   (A) or (D) /  Price  /     (Instr. 3       /  Indirect(I) /    Ownership /
         /                /       /        /          /              /         /        and 4        /   (Instr.4)  /    (Instr.4) /
===================================================================================================================================/

n/a
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
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  Title    / Conversion/ Trans- / Trans- / Nature of /      Date       /    Title     /Price of / Number /  Ownership / Nature of /
   of      /    of     / action / action / Derivative/   Exercisable   /     and      / Deriv-  /   of   /   Form of  /  Indirect /
Derivative / Exercise  / Date   / Code   / Securities/       and       /    Amount    /  ative  / Deriv- / Derivative / Beneficial/
Security   / Price of  / (Mo./  / (Instr./ Aquired(A)/   Expiration    /      of      / Secur-  / ative  / Security:  / Ownership /
(Instr. 3) / Derivative/ Day/   /  8)    /  Disposed /      Date       /    Under-    /  ity    / Securi-/ Direct (D) / (Instr.4) /
           / Security  / Year)  /        /   of (D)  /    (Month       /    lying     /Benefic- /  ties  / or Indirect/           /
           /           /        /        / (Instr. 3,/   Day/ year)    / Securities   /  ally   /   (I)  / (Instr. 4) /           /
           /           /        /        /  4 and 5) /                 /  (Instr. 3   / Owned   /(Instr4)/            /           /
           /           /        /        /           /                 /    and 4)    / at end  /        /            /           /
           /           /        /-----------------------------------------------------/   of    /        /            /           /
           /           /        /Code/ V / (A) / (D) / Date   /  Expir-/ Title /Amount/  month  /        /            /           /
           /           /        /    /   /     /     / Exer-  /  ation /       /      / (Instr. /        /            /           /
           /           /        /    /   /     /     / cisable/  Date  /       /      /    4)   /        /            /           /
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Options to
Purchase                                                                 Common
Common Stock   $2.3125  02/11/98  A      10,000       02/11/00  02/08/11 Stock  10,000
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Options to
Purchase                                                                 Common
Common Stock   $2.3125  02/11/98  A      10,000       02/11/01  02/08/11 Stock  10,000
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Options to
Purchase                                                                 Common
Common Stock   $2.3125  02/11/98  A      10,000       02/11/02  02/08/11 Stock  10,000
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Options to
Purchase                                                                 Common
Common Stock   $2.3125  02/11/98  A      10,000       02/11/03  02/08/11 Stock  10,000
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Options to
Purchase                                                                 Common
Common Stock   $2.0000  07/30/99  A      30,000       07/30/00  07/30/09 Stock  30,000
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Options to
Purchase                                                                 Common
Common Stock   $2.0000  07/30/99  A      30,000       07/30/01  07/30/09 Stock  30,000
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Options to
Purchase                                                                 Common
Common Stock   $1.5625  01/03/00  A      25,000       01/03/01  01/03/10 Stock  25,000
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Options to
Purchase                                                                 Common
Common Stock   $1.6250  01/02/01  A      25,000       01/02/02  01/02/11 Stock  25,000            150,000      D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/CHRIS SCHOFIELD                                               03/12/01
 --------------------------------                                  ---------
    Chris Schofield                                                  Date
 **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.